Exhibit (a)(16)
FORM OF ACKNOWLEDGEMENT OF RECEIPT OF PAPER ELECTION FORM
     Apollo Group has received your Election Form dated ___, 2007, by which you made the following elections with respect to your Eligible Options:

Fair Market
				Number of		Value of
				Option		Apollo Group
			Total	Shares		Class A
Original		Exercise	Number of	Eligible for	Revised	Common
Grant	Option	Price Per	Exercisable	Tender Offer	Grant	Stock on	Amend Entire
Date	Number	Share	Shares	Amendment	Date	Revised Grant Date	Eligible Portion?

		[$ ]	[ ]	[ ]	[ ]	[$ ]	☐ Yes	☐ No
     If you change your mind, you may change your elections with respect to your Eligible Options by accessing the Offer website at https://apol.equitybenefits.com and completing a new Election Form before 11:59 p.m., Eastern Daylight Time on July 12, 2007. Alternatively, you may submit a new paper Election Form by facsimile to 1-800-420-4799 before such expiration date. If we extend the offer beyond July 12, 2007, you may change your election before the extended expiration date of the Offer. Any questions or requests for assistance should be directed to the Apollo Group Tender Offer Hotline at 1-800-398-1278 or stockoptions@apollogrp.edu.
     Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Option. For purposes of the Offer, Apollo Group will be deemed to have accepted those Eligible Options properly tendered pursuant to the Offer and not otherwise withdrawn only when Apollo Group gives written or electronic notice to the option holders generally of its acceptance of such options. Such notice may be made by press release, email or other method of communication. Apollo Group’s formal acceptance is expected to take place immediately following the expiration date of the Offer.